January 6, 2006

Mail Stop 7010


By U.S. Mail and facsimile to (303) 409-7650

Christopher Bell
President and Chief Executive Officer
Kurrant Food Enterprises, Inc.
3029 S. Cherry Way
Denver, Colorado 80222


Re: 	Kurrant Food Enterprises, Inc.
	Registration Statement on Form SB-2
Filed December 9, 2005
	File No. 333-130240

Dear Mr. Bell:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. We note your statement on page 4 that if you are unable to raise sufficient capital, you may be forced to "[i]dentify a candidate for acquisition that seeks access to the public marketplace and its financing sources." In light of this, your business plan appears similar to those ordinarily associated with a "blank check" company.
Please give us supplementally a reasonably detailed analysis as to why you do not believe you are a blank check company, which would require additional disclosures. We may have further comments based on your response.

2. The financial statements should be updated, as necessary, to comply with Rule 310 (g) of Regulation S-B at the effective date of the registration statement.

3. Provide a currently dated consent from the independent public accountants in the amendment.

Cover page

4. We note your statement that "[t]here is no minimum number of shares required to be purchased," despite your earlier statement that you are offering "a minimum of 400,000 shares." Please revise to clarify these statements. If the second statement relates to no minimum required for each purchaser, please clarify.

5. Please highlight your cross-reference to Risk Factors by prominent type or in another manner, as contemplated by paragraph (a)(5) to
Item 501 of Regulation S-B.

Risk Factors, page 2

6. We note risk factors addressing more than one risk, such as
"Our
business operations will be highly dependent upon our ability to attract and maintain key employees . . . .  We are completely dependent upon Messrs. Bell and Thompson for our operations." Please revise so that each risk factor states a single risk. Please consider limiting the heading of each risk factor to a single sentence. Please also ensure that in addition to clearly stating a risk, your identified risk factors provide sufficient (but not unnecessary) context so that investors can understand the risk.

Risks Associated with Our Company, page 2

7. We note your statements that you have catered approximately 100 events to date and that you had sales between inception and September
30, 2005 of $45,269, as well as your statement that to break even, you must cater approximately 15 events per month averaging $1,800 per event. If available, please disclose your revenues to date. If your average event is significantly below $1,800 and you determine that this presents a material risk to investors, please provide an additional risk factor discussing this risk.



We are currently controlled by Christopher Bell and Travis
Thompson .
.. . ., page 3

8. Please expand your discussion of the risk presented to clarify how
Messrs. Bell and Thompson may use their positions as controlling shareholders to make decisions for you.

The catering industry is highly competitive. . . ., page 5

9. Please revise this risk factor to also discuss the risks presented by competition in the Denver, Colorado market, where you currently conduct all of your operations.

Risks Associated With This Offering, page 5
You will incur immediate and substantial dilution . . ., page 6

10. The gain to the net tangible book value of current
shareholders,
assuming the maximum proceeds of the offering, is stated here as
$.13
per share, while it is stated as $.013 on page 9. Please reconcile.

Our common stock currently has no trading market . . ., page 6

11. We note your statement that you "intend to apply for quotation in the Over-the-Counter Bulletin Board." We understand that the OTCBB is a quotation medium for subscribing NASD members and is not an issuer listing service. Further, only market makers can apply to quote securities on the OTCBB. Please revise your disclosure to state, if true, that you intend to contact an authorized OTCBB market maker for sponsorship of your securities on the OTCBB. If you believe you may have difficulty obtaining coverage from a market maker, please consider providing additional risk factor disclosure.
Please similarly revise Market for Common Equity and Related Stockholder Matters on page 22.

12. We note your statement here that "some of the states in which we
plan to sell, [including] Florida, Texas, and Arizona, will impose suitability requirements on resales . . . ."  On page 10, however, we
note your statement that the "offering is limited to investors resident in Colorado and Texas." Please revise your document to eliminate this discrepancy.

Use of Proceeds, page 7

13. We note that if you sell the minimum or maximum number of shares, you intend to use $20,000 of the proceeds for working capital purposes, while it appears that if you sell a number of shares between the minimum and maximum number of shares, you intend to use all of the net proceeds (between $77,000 and $157,000) for working capital purposes. If our understanding is correct, please revise footnote 1 and disclosure in the next to last paragraph of this section to clearly state that all proceeds will be used for working capital purposes. Alternatively, revise to clarify your intended use of proceeds if your best efforts offering results in the sale of a number of shares that exceeds the offering minimum but is less than the number registered.

Determination of Offering Price, page 8

14. We note your statement here and under Dilution of the Price
You
Pay for Your Shares on page 9 that your determination of the $.25 offering price is "arbitrary." Please expand your discussion here to state what, if any, factors you considered in establishing your offering price. For example, did you consider the cash needs of the business?

Dilution of the Price You Pay for Your Shares, page 9

15. Please revise to clarify the basis for your calculation that the
new shareholders will own 11.8% or 18.3% of the shares then outstanding upon sale of the minimum or maximum number of shares, respectively. It appears from your table on page 10 that the new shareholders` ownership would be 3.26% or 6.31%, depending upon whether you sell the minimum or maximum number of shares. In addition, please clarify the basis for your statement that the "existing stockholders will own approximately 97% and 94% based on the minimum and maximum proceeds received . . . ."  (emphasis added).
We may have additional comments upon review of your response.

Executive Compensation, page 13

16. Please provide a summary compensation table to disclose all compensation paid to Mr. Bell in 2005 pursuant to Item
402(a)(2)(i)
of Regulation S-B.

Description of Our Business, page 16

17. We note discussion of your average revenues for social catering and business catering, respectively. To give investors a better sense of your operations, please consider providing disclosure of the number of social catering events and business catering events you have conducted.

Description of Property, page 22

18. In your next amendment, please update your disclosure regarding your kitchen space.



Certain Relationships and Related Transactions, page 22

19. All costs of doing business, including costs incurred by a shareholder on behalf of Kurrant, should be reflected in the historical financial statements. Accordingly, the fair market rental value of the office space that your president has provided should be reflected as an expense with a corresponding credit to contributed (paid-in) capital. See Topics 1 (B)(1) and 5T of the Staff Accounting Bulletins.

Available Information, page 25

20. Please note that the address of the SEC`s public reference room is now located at 100 F Street, N.E., Washington, DC 20549. In addition, please note that following effectiveness, you will be required to file Exchange Act reports pursuant to Section 15(d) of the Act.

Annex A, Form of Common Stock Subscription Agreement, page A-1

21. We reference Section 5.3 regarding submission of all disputes arising in connection with the Agreement to binding obligation.
Please revise to state that this section does not apply to disputes relating to the federal securities laws. Please advise.

Part II
Recent Sales of Unregistered Securities, page 26

22. Please tell us the basis for the fair market value of shares issued for past services.

23. Please tell us the basis for your determination that shares issued in consideration for past services to Christopher Bell, your
President, and Travis Thompson, a director, were negotiated at an arm`s length basis. Revise accordingly.

24. Please revise to disclose the nature of the services rendered by each shareholder who received his or her shares as consideration for past services. Refer to paragraph (c) to Item 701 of Regulation
S-B.

Undertakings, page 28

25. Revise to provide the undertakings required by paragraph (a) to
Item 512 of Regulation S-B, including paragraph (a)(4).





Signatures, page 29

26. Please revise your signature page to indicate the individual serving as controller or principal accounting officer. See
Instruction 1 to the signature requirement of Form SB-2.

Consolidated Financial Statements
Statement of Stockholders` Equity, page F-4


27. Tell us the nature of your line item "Paid in capital" of
$9,985
and why such amount does not agree to your statement of cash flows.
Address the need to eliminate this line item from your Statement of
Cash Flows as cash received from stock issuances should be reflected in your sales of common stock line item.

Note 1. Organization, Operations and Summary of Significant
Accounting Policies
Property and equipment, page F-7

28. Please indicate the useful life (or range of useful lives) foe each major category of your property and equipment you identified in
Note 2.

Revenue recognition, page F-7

29. Disclose the payment terms of your standard contract. If payment is not received at the time of service, disclose herein or in Management`s Discussion and Analysis the average days outstanding on your accounts receivable, how long you generally allow customers to remit payment without penalty and what your experience of collection has been to date.

30. We note that as of September 30, 2005, your accounts receivable balance of $17,000 appears high in relationship to your $45,000 of sales. In this regard, please note that SAB 101 sets forth requirements for when revenue is realizable and earned. One such requirement is when collectibility is reasonably assured. Therefore, if collectibility is not reasonably assured in your business, you should defer the recognition of revenue until cash is received. Please expand your accounting policy to address all the criteria of
SAB 101.

31. You indicate in Management`s Discussion and Analysis that your cost of goods sold includes all direct costs incurred in providing services and that such direct costs consist of food, beverages, and catering supplies. It is unclear to us why your cost of goods sold does not also include additional costs such as employee salaries and kitchen rental expense. With regard to your employee salaries, we assume that a majority of the time spent by your 2 employees and your officers and directors are directly associated with providing your catering services. An appropriate allocation of salary costs should therefore be made to cost of goods sold. Please revise your financial statements and Management`s Discussion and Analysis accordingly.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Marie Humphrey, Staff Accountant, at (202)
551-
3734 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-
3691
if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 with any other questions. Alternatively, you may contact me at (202) 551-3767.


Sincerely,



Jennifer Hardy
Branch Chief

cc:	David J. Wagner, Esq. (via facsimile 303/409-7650)
      David Wagner & Associates, P.C.
      8400 East Prentice Avenue
      Penthouse Suite
      Greenwood Village, Colorado 80111
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Christopher Bell
Kurrant Food Enterprises, Inc.
January 6, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE